Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

April 2012

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated April 12, 2012, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: April 13, 2012	By	/S/ E. LAGENDIJK
E. Lagendijk
Executive Vice President and
General Counsel

PRESS RELEASE | APRIL 12, 2012

AEGON recategorizes financial reporting of Asian operations and Corporate Center expenses

As of the first quarter of 2012, AEGON will revise its financial reporting to reflect changes in its organization.

Businesses in Asia, which were previously managed by AEGON Americas, will be included in the Asia line of business within the “New Markets” segment. This revision in financial reporting reflects changes in management of the organization, as AEGON’s Asian operations are now managed from the company’s regional head office in Hong Kong. Key figures are provided in the tables below. In 2011, the underlying earnings before tax generated by the Asian operations totaling EUR 37 million were reported under the “Americas” segment.

Additionally, as of the first quarter of 2012, part of the expenses attributed to AEGON’s Corporate Center will be charged to AEGON’s operating units going forward. This change reflects the various services and support provided by the Corporate Center to operating units. It is expected that approximately EUR 70 million will be charged to the operating units annually.

AEGON CFO Jan Nooitgedagt said: “As part of the change in the management structure of our Asian operations and the range of services provided to our businesses from the Corporate Center, we have evaluated our reporting with the aim of providing the most relevant measurements. We believe that this new approach is a better reflection of how we manage our operations and the progress of our business.”

These revisions will not have any impact on consolidated total underlying earnings or net income reported by AEGON. The tables below reflect the recategorization of Asian operations only, as Corporate Center charges to operating units will be applied prospectively.

HIGHLIGHTS - AMERICAS
amounts in USD mln
	FY 2011	FY 2011
	As reported	Revised
Life & Protection	779	727
Individual savings and retirement products
Fixed annuities	286	286
Variable annuities	358	358
Mutual funds	22	22
Employer Solutions & Pensions	326	326
Canada	51	51
Latin America	1	1

Underlying earnings before tax	1,823	1,771

Net Income	933	895
Life insurance	8,668	8,350
Accident & Health insurance	2,475	2,326

Total gross premiums	11,143	10,676

Investment income	5,061	4,959
Fee and commission income	1,041	1,066
Other revenues	2	2

Total revenues	17,247	16,703

HIGHLIGHTS - NEW MARKETS
amounts in EUR mln
	FY 2011	FY 2011
	As reported	Revised
CEE	96	96
Asia	(41)	(4)
Spain & France	88	88
Variable Annuities Europe	9	9
AEGON Asset Management	60	60

Underlying earnings before tax	212	249

Net Income	84	111
Life insurance	1,317	1,600
Accident & Health insurance	71	179
General insurance	149	149

Total gross premiums	1,537	1,928

Investment income	247	320
Fee and commission income	464	469
Other revenues	1	1

Total revenue	2,249	2,718

HIGHLIGHTS - ASIA
amounts in EUR mln
	FY 2011	FY 2011
	As reported	Revised
Life	(12)	25
Individual savings and retirement	(18)	(18)
Associates	(11)	(11)

Underlying earnings before tax	(41)	(4)

Net Income	(39)	(12)
Life insurance	95	378
Accident & Health insurance	6	114

Total gross premiums	101	492

Investment income	12	85
Fee and commission income	4	9

Total revenues	117	586

About AEGON

As an international life insurance, pension and asset management company based in

The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ over 25,000 people and have nearly 47 million customers across the globe.

Contact information

Media relations:

Greg Tucker

+31(0)70 344 8956

gcc-ir@aegon.com

Investor relations:

Willem van den Berg

+31 (0)70 344 8305

877 548 9668 – toll free USA only

ir@aegon.com

www.aegon.com

Key figures - EUR	Full year 2011	Full year 2010
Underlying earnings before tax	1.5 billion	1.8 billion
New life sales	1.8 billion	2.1 billion
Gross deposits	32 billion	33 billion
Revenue-generating investments (end of period)	424 billion	413 billion

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to AEGON. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. AEGON undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in AEGON’s fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities AEGON holds;

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that AEGON holds;

•	Changes in the performance of AEGON’s investment portfolio and decline in ratings of the company’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of AEGON’s insurance products;

•	Reinsurers to whom AEGON has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Changes in laws and regulations, particularly those affecting AEGON’s operations, ability to hire and retain key personnel, the products the company sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which AEGON operates;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of AEGON’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on the company’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of AEGON’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital AEGON is required to maintain;

•	Litigation or regulatory action that could require AEGON to pay significant damages or change the way the company does business;

•

As AEGON’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt the company’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for AEGON’s products;

•	Changes in accounting regulations and policies may affect AEGON’s reported results and shareholder’s equity;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including AEGON’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt AEGON’s business; and

•	AEGON’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with NYSE Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.